FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1                     Name and Address of Company

Vasogen Inc.
2505 Meadowvale Boulevard
Mississauga, ON L5N 5S2

Item 2                     Date of Material Change

July 10, 2007

Item 3                     News Release

A press release with respect to the material change described herein was issued on July 10, 2007 via Canada NewsWire and filed on SEDAR.

Item 4                     Summary of Material Change

Vasogen announced that Graham Neil has been appointed Chief Financial Officer.

Item 5                     Full Description of Material Change

Vasogen announced that Graham D. Neil, CA, has been appointed to the position of Chief Financial Officer.  Mr. Neil has served with Vasogen for over seven years and has played a progressive and integral role in Vasogen’s internal control, financial management and reporting.  He joined the Company as Controller in 1999 and most recently served as Director of Finance.  Mr. Neil holds a Chartered Accountant designation and prior to joining Vasogen, he was with KPMG, LLP.

Item 6                     Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested

Item 7                     Omitted Information

Not applicable

Item 8                    Executive Officer

For further information contact Glenn Neumann, Investor Relations of Vasogen, Inc. at (905) 817-2004.

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario this 11h day of July, 2007.